EXHIBIT 99.2

RUBICON MINERALS CORPORATION

Consolidated Financial Statements

(Stated in Canadian Dollars)

For the Years Ended December 31, 2014 and 2013

44 Victoria Street, Suite 400, Toronto Ontario M5C 1Y2
Tel: 416-766-2804   Toll free: 1-866-365-4706   Fax:  604-623-3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Rubicon Minerals Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report which has been approved by the Board of Directors. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP has audited our financial statements in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and has expressed their opinion in the auditors’ report.

"Michael A. Lalonde" Michael A. Lalonde President and Chief Executive Officer	"Nicholas J. Nikolakakis" Nicholas J. Nikolakakis Chief Financial Officer

RUBICON MINERALS CORPORATION

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2014. PricewaterhouseCoopers LLP, a firm of independent registered chartered accountants, appointed by the shareholders, have performed an audit on the effectiveness of our internal controls over financial reporting, as of December 31, 2014 and their report is attached.

"Michael A. Lalonde" Michael A. Lalonde President and Chief Executive Officer	"Nicholas J. Nikolakakis" Nicholas J. Nikolakakis Chief Financial Officer

Independent Auditor’s Report

To the Shareholders of Rubicon Minerals Corporation
We have completed integrated audits of Rubicon Minerals Corporation’s December 31, 2014 and 2013 consolidated financial statements and its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Rubicon Minerals Corporation, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013 and the consolidated statements of comprehensive loss, cash flows, and changes in equity for the years then ended December 31, 2014 and 2013, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Rubicon Minerals Corporation as at December 31, 2014 and 2013 and its financial performance and its cash flows for the years then ended December 31, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Rubicon Minerals Corporation’s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Rubicon Minerals Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants
Vancouver, British Columbia
March 27, 2015

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
(in Canadian dollars, in thousands)

	December 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents (note 23)	$120,164	$67,828
Temporary investments (note 6)	-	10,036
Marketable securities (note 7)	825	467
Accounts receivable	2,476	1,414
Prepaid expenses and supplier advances	997	923
	124,462	80,668
Restricted cash and deposits (note 8)	3,641	7,047
Property, plant and equipment (note 9)	165,491	87,486
Exploration and evaluation assets (note 10)	390,685	304,702
	$684,099	$480,263

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities (note 11)	$41,011	$22,008
Current portion of finance lease obligation (note 12)	682	203
	41,693	22,211

Non-current liabilities
Deferred income taxes (note 16)	-	25
Finance lease obligation (note 12)	2,889	-
Gold stream facility (note 15)	72,937	-
Provision for closure and reclamation (note 13)	2,263	2,794
	119,782	25,030

Equity
Share capital (note 14)	629,806	523,043
Share-based payment reserve	27,512	25,377
Warrant reserve (note 14 (d) (e))	11,097	-
Accumulated other comprehensive income (loss)	129	(115)
Deficit	(104,227)	(93,072)
	564,317	455,233
	$684,909	$480,623

The accompanying notes are an integral part of these consolidated financial statements.

Commitments and Contingency (note 21)
Subsequent Events (note 24)

RUBICON MINERALS CORPORATION
Consolidated Statements of Comprehensive Loss
(in Canadian Dollars, in thousands except for share data)

	For the years ended December 31
	2014	2013

Expenses
Consulting and professional fees (note 18)	$3,045	$1,688
Depreciation	83	81
General and administrative (note 19)	2,162	1,772
Investor Relations (note 20)	589	717
Salaries and Benefits	5,703	3,663
Share based compensation (note 14(b,c))	1,603	2,095
Loss before other items	(13,185)	(10,016)
Interest and other income	1,668	1,763
Foreign exchange gains (losses)	(587)	34
Option payments received in excess of property costs (note 10)	194	390
Loss on sale of assets	-	(72)
Impairment of marketable securities	(16)	(438)
Loss on sale of investments	-	(5)
Fair value adjustment on gold stream facility (note 15)	(313)	-
Loss before income taxes	(12,239)	(8,344)
Deferred income tax recovery (note 16)	1,084	161
Net loss for the year	$(11,155)	$(8,183)

Other comprehensive income (loss), that may be reclassified subsequently to net income, net of tax
Fair value adjustment on available for sale financial instruments (net of tax):
Marketable securities and other investments	228	(374)
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income	16	443
Other comprehensive income for the year	244	69
Comprehensive loss	$(10,911)	$(8,114)
Basic and diluted loss per common share	$(0.03)	$(0.03)
Weighted average number of common shares outstanding	351,956,421	288,531,489

The accompanying notes are an integral part of these consolidated financial statements.

RUBICON MINERALS CORPORATION
Consolidated Statements of Changes in Equity
(in Canadian dollars, in thousands except for share data)

	Number of Shares	Share Capital	Share- based Payments Reserve	Warrant Reserve	Accumulated Other Comprehensive Income/(Loss)	Deficit	Total Equity
January 1, 2013	287,605,982	$520,917	$23,472	$-	$(184)	$(84,889)	$459,316

Exercise of options	1,092,500	1,176					1,176
Transfer to share capital on exercise of options		650	(650)				-
Share-based payments –administration			2,336				2,336
Share-based payments - property			219				219
Shares issued to settle obligation	115,621	300					300
Unrealized net gain on available-for-sale investments					(374)		(374)
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income					443		443
Net loss for the year						(8,183)	(8,183)
December 31, 2013	288,814,103	$523,043	$25,377	$-	$(115)	$(93,072)	$455,233

	Number of Shares	Share Capital	Share- based Payments Reserve	Warrant Reserve	Accumulated Other Comprehensive Income/(Loss)	Deficit	Total Equity
January 1, 2014	288,814,103	$523,043	$25,377	$-	$(115)	$(93,072)	$455,233

Public offering (note 14 (d))	74,290,000	103,261		11,889			115,150
Public offering – unit issuance costs (note 14 (d))		(6,984)		(792)			(7,776)
Share-based payments – administration			1,614				1,614
Share-based payments – property			146				146
Shares issued to settle obligation	375,141	300	375				675
Flow through share offering ( note 14 (f))	7,060,000	10,943					10,943
Flow through share – issuance costs (note 14 (f))		(757)					(757)
Unrealized gain on available-for-sale investments					228		229
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income					16		15
Net loss for the year						(11,155)	(11,155)
December 31, 2014	370,539,244	$629,806	$27,512	$11,097	$129	$(104,227)	$564,317

The accompanying notes are an integral part of these consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows
(in Canadian Dollars, in thousands)

	For the years ended December 31
	2014	2013
Operating activities
Net loss for the year	$(11,155)	$(8,183)
Items not involving cash:
Accretion	64	76
Depreciation	83	81
Impairment loss on marketable securities	16	438
Share-based compensation	1,603	2,095
Option receipts	(129)	(237)
Interest and other income	(1,732)	(1,772)
Loss on sale of investments	-	5
Loss on sale of assets	-	72
Deferred income tax	(1,084)	(161)
Unrealized foreign exchange gain	546	-
Fair value adjustment on gold stream facility	313	-
Changes in non-cash working capital:
Accounts receivable and prepaid expenses	(57)	(366)
Accounts payable and accrued liabilities	1,952	(1,359)
Interest received	1,803	2,755
Net cash used in operating activities	(7,777)	(6,556)
Investing activities
Temporary investments	10,000	109,463
Expenditures on exploration and evaluation	(79,091)	(43,694)
Expenditures on property, plant and equipment	(65,200)	(43,221)
Proceeds on sale of marketable securities	-	109
Restricted cash	3,911	-
Net cash from (used in) investing activities	(130,380)	22,657
Financing activities
Issuance of units, net of issue costs	107,330	-
Issuance of common shares, net of issue costs	11,289	1,176
Proceeds from gold stream facility	69,901	-
Repayment of finance lease obligation	(203)	(238)
Net cash from financing activities	188,317	938

Effect of exchange rate changes on cash and cash equivalents	2,176	-

Increase (decrease) in cash and cash equivalents	52,336	17,039

Cash and cash equivalents, beginning of the year	67,828	50,789
Cash and cash equivalents, end of the year	$120,164	$67,828

See Supplemental cash flow and non-cash activities (note 23)
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

1.	NATURE OF OPERATIONS

Rubicon Minerals Corporation (the “Company”) has been primarily involved in the acquisition, exploration and development of mineral property interests in Canada and the United States. The Company is incorporated and domiciled in British Columbia, Canada. The address of its registered office is Suite 2800 - 666 Burrard Street Vancouver, BC V6C 2Z7. The Company maintains its head office at 44 Victoria Street, Suite 400, Toronto, Ontario M5C 1Y2.

The ability of the Company to recover the costs it has incurred to date on its properties, including the Phoenix Gold Project, is dependent upon profitable extraction of gold or other minerals from its properties, the ability of the Company to resolve any environmental, regulatory, or other constraints which may hinder the successful operation and expansion of its properties, obtaining financing to complete exploration and development, and upon future profitable production or proceeds from disposition of mineral properties.

Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) under the historical cost convention, except for the revaluation of financial instruments classified as available-for-sale and the Gold Stream Facility classified as a financial liability at fair value through profit or loss. The comparative information has also been prepared on this basis.

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of December 31, 2014, and were approved as of March 18, 2015, the date the Board of Directors approved the statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving judgment or complexity, or areas where assumptions and estimates are significant and could affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period, are discussed in note 2 (d).

b)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries.  The principal subsidiaries of the Company and their place of operations at December 31, 2014 were as follows:

Name of Subsidiary	Place of Operation	Ownership Interest	Principal Activity

0691403 B.C. Ltd.	British Columbia, Canada	100%	Holding company
1304850 Ontario Inc.	Ontario, Canada	100%	Mineral property staking and sale
Rubicon Minerals Nevada Inc.	British Columbia, Canada	100%	Holding company
Rubicon Nevada Corp.	Nevada, United States	100%	Mineral exploration
Rubicon Alaska Holdings Inc.	Alaska, United States	100%	Inactive
Rubicon Alaska Corp.	Alaska, United States	100%	Inactive
All material intercompany transactions and balances are eliminated on consolidation.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Foreign currency translation

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Foreign currency translation differences are recognized in profit or loss, except for differences on the re-translation of available-for-sale instruments which are recognized in other comprehensive income.

d)	Significant accounting judgments and sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Actual results could differ materially from these estimates. The most significant sources of estimation uncertainty have been identified by management that are believed to have a significant risk of resulting in a material adjustment within the next financial year to the carrying amount of the Corporation’s assets and liabilities as recorded at December 31, 2014 are described below;

Impairment of Non-Current Non-Financial Assets

The Company reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

Financial liabilities at fair value through profit and loss

Fair value of the Gold Stream Facility on initial recognition is determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in profit and loss as fair value and foreign exchange adjustments. Estimates and assumptions underlying the fair value calculations are reviewed on an ongoing basis in consideration of experience, internal and external sources of information and expectations of future events that management believes to be reasonable in the circumstances. Changes to these assumptions could result in a material adjustment to the carrying value of the Gold Stream Facility.

e)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having terms to maturity of 90 days or less when acquired.

f)	Temporary investments

Temporary investments consist of short-term money market instruments that have original maturities of greater than 90 days and up to one year.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

g)	Property plant and equipment

Property, plant and equipment is carried at cost, less accumulated depreciation and net accumulated impairment losses.  Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (components) of property, plant and equipment.

Assets under construction are depreciated over their estimated useful lives once they are substantially complete and available for their intended use.

Plant and equipment associated with mining operations are depreciated over the estimated useful lives of the assets on a declining balance basis at the following rates:

Underground operating equipment	20%
Trucks	30%
Buildings/Hoist/Powerlines	5%

All other equipment are depreciated over the estimated useful life of the assets using the declining balance method at the following rates:

Furniture, fixtures and office equipment	20%
Computers	30%
Software	50%

Depreciation methods and useful lives are reviewed at each reporting date and adjusted as required.

Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.
Impairment losses and gains and losses on disposals of property, plant and equipment are included in results from operations.

h)	Exploration and Evaluation

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

Expenditures on mineral exploration or evaluation incurred in respect of a property before the acquisition of a mineral interest are expensed, as incurred, to general mineral exploration. Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation assets and classified as a non-current asset.

Mineral property acquisition costs are included in exploration and evaluation and include any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of the mineral property interest.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

Once an economically viable deposit has been determined for an area and the decision to proceed with development has been approved by the Board of Directors, exploration and evaluation assets are reclassified to property, plant and equipment and amortized on a unit of production basis.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Impairment

The Company reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

At each reporting period, management reviews property, plant and equipment, and exploration and evaluation assets for indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, using a post-tax discount rate. Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal, using a pre-tax discount rate.

If the recoverable amount of the asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for that period. Impairment is normally assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets other than goodwill that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, gold prices, mine plan estimates, operating costs, mine closure and restoration costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of income.

As at December 31, 2014, the Company’s market capitalization was below the carrying amount of the Company’s net assets. Combined with the volatile price of gold, escalating costs in the industry and the Company’s depressed share price, management determined that impairment was indicated and an impairment assessment for the Phoenix Gold Project was completed including an estimate of the project’s fair value less costs to sell.

Key assumptions incorporated in the impairment model included the following:

Gold price: US$1,285/oz.
Life of Mine gold head grade: 8.06 grams/tonne
Life of Mine average operating costs: $154/tonne ore milled
Canadian / US dollar exchange rate: $1.05
Production volume and recoveries as indicated in the Company’s Technical Report filed on SEDAR February 28, 2014
Discount rate: 5%

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Management’s impairment assessment did not result in the identification of an impairment loss as of December 31, 2014.  Although management believes the estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Sensitivities to changes in gold price, grade, estimated operating costs and exchange rates that differ from current projections, along with increases to estimated capital costs may trigger an impairment that could be material.

j)	Reclamation deposits

The Company maintains cash deposits, or letters of credit secured by cash deposits, as required by regulatory bodies as assurance for the funding of reclamation costs. These funds are restricted to that purpose and are not available to the Company until the reclamation obligations have been fulfilled or the related property is sold and the obligation is assumed by the buyer.  Reclamation deposits are classified as loans and receivables, are recorded at amortized cost and are classified as non-current assets.

k)	Provision for closure and reclamation

The Company recognizes a closure and reclamation provision for statutory, contractual, constructive or legal obligations to undertake reclamation and closure activities associated with property, plant, equipment and exploration and evaluation assets, generally at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. The associated restoration costs are capitalized as part of the carrying amount of the related asset and then depreciated accordingly.

l)	Income taxes

Deferred tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is determined using tax rates and tax laws that are enacted or substantively enacted at the date of the consolidated statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets and liabilities are not recognized if the temporary difference arises on the initial recognition of assets and liabilities in a transaction other than a business combination, that at the time of the transaction, affects neither the taxable nor the accounting profit or loss.

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available to be utilized against those deductible temporary differences. Deferred tax assets are reviewed at each reporting date and amended to the extent that it is no longer probable that the related tax benefit will be realized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Flow-through Shares

Periodically, the Company finances a portion of its exploration and development activities through the issuance of flow-through common shares whereby the tax benefits of the eligible resource expenditures incurred are renounced to investors in accordance with tax legislation. The proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the fair value of the Company’s existing shares and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium and is reversed and recognized as an income tax recovery as the related resource expenditures are incurred and the tax effect of the temporary differences is recorded. The net difference between the liability and the value of the tax assets renounced is reported as deferred tax expense.

n)	Share capital

The Company records proceeds from share issuances net of issue costs.  Common shares issued for consideration other than cash are valued based on their market value at the date the shares are issued.

o)	Financial liabilities at fair value through profit and loss

As discussed in Note 15- Gold Stream Facility, the Company entered into a Gold Stream Facility with Royal Gold Inc. and its subsidiary (“Royal Gold”) on February 10, 2014. The Company has reviewed the terms of the agreement and determined that IAS 39 Financial Instruments: Recognition and Measurement is the applicable standard under which the accounting for the agreement should be evaluated. In accordance with this standard, the Company has concluded that the agreement comprises an embedded derivative within a host debt instrument (purchase and sale agreement for gold). As the entire hybrid contract meets the criteria for treatment as a financial liability through profit and loss, the Company has designated it as such with initial and subsequent measurement at fair value. Transaction costs directly attributable to the Gold Stream Facility are expensed through profit and loss as incurred.

Fair value of the Gold Stream Facility on initial recognition is determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in profit and loss as fair value and foreign exchange adjustments. Components of the adjustment to fair value at each reporting date include:

•	Accretion expense due to passage of time
•	Change due to movement in USD/CAD exchange rate as the liability is incurred in USD
•	Change in the risk free interest rate
•	Change in the Company specific credit spread
•	Change in any expected ounces to be delivered
•	Change in forward gold price

Estimates and assumptions underlying the fair value calculations are reviewed on an ongoing basis in consideration of experience, internal and external sources of information and expectations of future events that management believes to be reasonable in the circumstances.

p)	Financial instruments

Financial assets

The Company classifies its financial assets in the following categories: fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through income. The Company does not currently hold any of this type of financial asset.

ii.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair market value and subsequently carried at amortized cost less any impairment.  Loans and receivables are comprised of cash in the bank, guaranteed investment certificates guaranteed by major Canadian banks and the BC government, provincial notes, temporary investments, reclamation deposits and trade and other receivables.

iii.	Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Available-for-sale assets are initially recorded at fair value plus transaction costs, and are subsequently carried at fair value. All unrealized gains and losses arising from changes in the fair value of assets classified as available-for-sale are recognized directly in other comprehensive income, except for unrealized foreign exchange gains or losses on monetary financial assets and impairment losses which are recognized in the statement of income. Any reversal of a previously recognized impairment loss on a non-monetary asset is recognized directly in other comprehensive income. Realized gains and losses from the derecognition of available-for-sale assets are recognized in the consolidated statement of income in the period derecognized with any unrealized gains or losses being recycled from other comprehensive income. AFS assets are comprised of marketable securities.

Financial liabilities

The Company’s financial liabilities other than the Gold Stream Facility discussed in note 2 (o), above, are classified as other financial liabilities.

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities other than the Gold Stream Facility include accounts payable and accrued liabilities, and finance lease obligations.

q)	Share-based payments

The Company’s Stock Option Plan allows employees and consultants to acquire shares of the Company. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if the fair value of the goods or services received is not determinable.  The fair value of the equity instrument is measured using the Black-Scholes option pricing model. The fair value of the share based payment is recognized as an expense or capitalized to exploration and evaluation asset with a corresponding increase in reserves. Consideration received on the exercise of stock options is recorded as share capital and the related reserves amount is transferred to share capital.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

r)	Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding in the period.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  Where the effects of including all outstanding options and warrants would be anti-dilutive, no dilution is calculated and the diluted loss per share is presented as the same as basic loss per share.

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions:

•
Amendment to IAS 32 “Financial Instruments: Presentation”, clarifies some of the requirement for offsetting financial assets and financial liabilities on the Balance Sheet. Implementation of this standard did not have any impact on the Company’s consolidated financial statements.

•
Amendment to IAS 36 “Impairment of Assets”, addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. Implementation of this standard did not have any impact on the Company’s consolidated financial statements.

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for accounting periods beginning on or after January 1, 2015 or later periods.

Effective for accounting periods beginning on or after January 1, 2015:

•	IFRS 15, “Revenue from Contracts with Customers”

In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and United States Generally Accepted Accounting Principles (“US GAAP”). As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

IFRS 15 will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. We are currently assessing the effect of this standard on our financial statements.

•	IFRS 9, “Financial Instruments”

The IASB issued its completed version of IFRS 9, Financial Instruments (“IFRS 9”) in July 2014. The completed standard provides revised guidance on the classification and measurement of financial assets. It also introduces a new expected credit loss model for calculating impairment for financial assets. The new hedging guidance that was issued in November 2013 is incorporated into this new final standard.

This final version of IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the effect of this standard on our financial statements.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

4.	CAPITAL MANAGEMENT

The Company’s objectives for the management of capital are to safeguard the Company’s ability to continue as a going concern including the preservation of capital and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital.

The Company considers its cash, cash equivalents, and temporary investments to be its manageable capital.  The Company’s policy is to raise sufficient cash, as needs arise, to cover operating, exploration and development costs over a reasonable future period.  The Company may also acquire additional funds where advantageous circumstances arise.

Excess cash investment is invested in securities issued or guaranteed by major Canadian banks or the federal or provincial governments of Canada. The Company currently has no externally imposed capital requirements.

5.	FINANCIAL INSTRUMENTS

Fair value hierarchy

Financial instruments recognized at fair value on the consolidated balance sheets must be classified into one of the three following fair value hierarchy levels:

Level 1 – measurement based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2 – measurement based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability;

Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

The Company’s financial instruments recognized at fair value consist of marketable securities having a fair value of $825 (2013 - $467) measured in accordance with Level 1, and the Gold Stream Facility with a fair value of $72,937 (2013 - $ nil) measured in accordance with Level 3 of the above hierarchy.

Financial instrument risks

The Company’s financial instruments are exposed to the following risks:

Credit Risk

The Company’s primary exposure to credit risk is the risk of non-payment of cash and cash equivalents amounting to approximately $120.2 million (2013 - $67.8 million).  These cash and cash equivalents are held on deposit with major Canadian banks or in bank guaranteed investment certificates which are guaranteed by a major Canadian bank or by a provincial government.

In the past the Company also had exposure on temporary investments. These investments included a promissory note issued by the BC government and bank investment certificates guaranteed by major Canadian banks or by a provincial government. As the Company’s policy is to limit excess cash investments to deposits or investments with or guaranteed by major Canadian banks or the federal or a provincial government, the credit risk is considered by management to be negligible.

The Company’s credit risk exposure from accounts receivable financial instruments, which excludes HST refunds, at December 31, 2014, amounted to $3 (2013 - $7).

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

5.	FINANCIAL INSTRUMENTS (continued)

Liquidity Risk

The Company’s liquidity risk from financial instruments is its need to meet operating accounts payable requirements, commitments and finance lease obligations.  The Company maintains sufficient cash balances to meet these needs.

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in foreign exchange rates may have an effect on future cash flows associated with the Company’s US dollar denominated cash balances and financial instruments. Fluctuations in the CAD/USD exchange rate may result in a decrease or increase in foreign exchange income or expense. As at December 31, 2014, the foreign exchange risk related to the US dollar denominated Gold Stream Facility was partially offset by the US dollar denominated cash balance.

A change in the CAD/USD exchange rate of 1.0% on the December 31, 2014 US dollar denominated Gold Streaming Facility and US dollar denominated cash balances, would result in a change to net loss of approximately $409.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash and cash equivalent and temporary investments.  The majority of these investments are in high interest savings accounts and guaranteed investment certificates with pre-determined fixed yields.

A difference in interest rates of 1.0%, on the December 31, 2014 balance of cash and cash equivalents and temporary investments, over a year, would result in a change to net loss of approximately $1,202.

6.	TEMPORARY INVESTMENTS

At year end, temporary investments had an aggregate carrying value and market value of $nil (2013 - $10,036). Temporary investments are carried at amortized cost which approximates fair value due to the short term nature of these instruments.

7.	MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value of $825 (2013 - $467) at year end.  Market values were based on quoted prices in an active market.

8.	RESTRICTED CASH AND DEPOSITS

Restricted cash of $58 (2013 - $4,299) consists of GICs deposited as security for a letter of credit relating to mill equipment purchases and other credit facilities. Restricted deposits consist of $3,403 (2013 - $3,108) on deposit with the Ontario Ministry of Northern Development and Mines as security for reclamation and closure of the Phoenix Gold Project.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

9.	PROPERTY, PLANT AND EQUIPMENT

The following is a summary of the changes in property, plant and equipment during the year:

	Assets under Construction	Office Equipment	Mine-site Equipment	Leased Equipment	Mine-site Buildings	Total
	$	$	$	$	$	$
Cost
Balance, January 1, 2013	21,960	1,387	12,233	-	11,644	47,224

Additions	42,656	210	1,278	-	733	44,877
Transfers	(720)	150	61	-	509	-
Disposals	-	(520)	-	-	-	(520)
Balance, December 31, 2013	63,896	1,227	13,572	-	12,886	91,581

Additions	71,937	244	2,067	4,134	2,099	80,481
Transfers	(2,971)	-	-	-	2,971	-
Disposals	-	-	-	-	-	-
Balance, December 31, 2014	132,862	1,471	15,639	4,134	17,956	172,062

Accumulated depreciation
Balance, January 1, 2013	-	855	1,287	-	566	2,708
Depreciation for the year	-	289	939	-	607	1,835
Disposals	-	(448)	-	-	-	(448)
Balance, December 31, 2013	-	696	2,226	-	1,173	4,095
Depreciation for the year	-	258	1,083	413	722	2,476
Disposals	-	-	-	-	-	-
Balance, December 31, 2014	-	954	3,309	413	1,895	6,571

Carrying amounts
December 31, 2013	63,896	531	11,346	-	11,713	87,486
December 31, 2014	132,862	517	12,330	3,721	16,061	165,491

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

10.	EXPLORATION AND EVALUATION ASSETS

The following is a summary of changes in exploration and evaluation assets during the year:

	Phoenix Gold Project Red Lake Ontario		Other Red Lake Properties Ontario		Nevada-Utah Properties USA		Total
	$		$		$		$
Balance, January 1, 2013		237,610		8,815		7,117		253,542
Costs incurred in the year		50,982		178		-		51,160
Balance, December 31, 2013		288,592		8,993		7,117		304,702
Costs incurred in the year		85,923		60		-		85,983
Balance, December 31, 2014		374,515		9,053		7,117		390,685

CANADA
ONTARIO
RED LAKE MINING DIVISION

Phoenix Gold Project

The Company holds a 100% interest in the Phoenix Gold Project consisting of 16 patented mining claims, 25 licenses of occupation, 1 mineral lease and 1 unpatented mining claim.

(i)	Water Claims Agreement

The Company holds a 100% interest in the “Water Claims” portion of the Phoenix Gold Project (25 licenses of occupation and one mineral lease).  These claims are subject to a net smelter returns royalty of 2%, for which advance royalties of US$50 are due annually (to a maximum of US$1,000 prior to commercial production).  To December 31, 2014 the Company has paid US$600 with respect to the Water Claims advance royalties.  Advance royalties paid to date have been capitalized to exploration and evaluation assets.

The Company has the option to take back a 0.5% amount of the NSR royalty for US$675 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of US$675, which would be deductible from commercial production royalties as well as amounts paid pursuant to the maximum US$1,000 in advance royalty payments described above.

(ii)	Land Claims Agreement

The Company holds a 100% interest in the “Land Claims” portion of the Phoenix Gold Project (16 patented mining claims). In October 2011, the Company acquired the Land Claims royalty for 1,216 of its common shares valued at $4,256.

(iii)	Unpatented Claim

The Company controls a 100% interest in one staked claim (one unit).

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

10.   EXPLORATION AND EVALUATION ASSETS (continued)

Other Red Lake Properties

The Company’s Other Red Lake Properties as of December 31, 2014 are as follows:

Property	Interest	Description	Location in Ontario
Adams Lake	100%	37 unpatented mining claims	Balmer and Bateman townships
Advance	100%	13 patented mining claims	Todd township
Brodie	100%	2 patented mining claims	Bateman township
DMC	100%	130 unpatented mining claims	Dome, McDonough, Bateman and Fairlie townships
East Bay	100%	43 unpatented mining claims	Bateman and Black Bear townships
Humlin	100%	31 unpatented mining claims	Fairlie township
McCuaig Joint Venture	60%	3 unpatented mining claims	Dome township
Red Lake North	100%	57 unpatented mining claims	Bateman, Black Bear Lake, McDonough and Coli Lake townships
Schlasinger	100%	4 patented mining claims	Bateman township
Slate Bay	100%	38 unpatented mining claims	McDonough, Dome and Graves and Fairlie townships
West End	100%	3 unpatented claims	Todd township
Wolf Bay	50-100%	21 unpatented mining claims	Todd township

Rubicon Royalty Division (“RRD”) (Formerly English Royalty Division)

The Company holds ownership or royalty interests in a number of properties designated as the RRD.  These properties, included in the RRD, are not explored by the Company but are held for the purpose of earning option and possible royalty income.

During 2014, the Company recorded cash and share receipts from options of $392 (2013 - $587) less costs of $198 (2013 - $197) for a gain from RRD operations of $194 (2013 - $390).  RRD properties are carried at $nil.

Nevada-Utah Properties, USA

The Company’s properties in the USA as of December 31, 2014 are as follows

Property	Interest	Description	Location
Nevada – Utah	28%-100%	Approximately 225,000 acres (91,054 hectares)	Elko County, Nevada and Box Elder County, Utah

West Kirkland Mining Inc. (“West Kirkland”) held an option over the Company’s Nevada and Utah property, however, they did not incur the required minimum earn in expenditures during 2014 and as a result Rubicon terminated the agreement effective February 18, 2015.

Rubicon has begun to explore its options to obtain value from the properties.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

11.	TRADE AND OTHER PAYABLES

	December 31 2014	December 31 2013
Trade payables	$10,473	$4,907
Construction holdbacks	2,067	1,308
Compensation payable	1,905	547
Accrued liabilities	26,556	15,246
Other	10	-
Total	$41,011	$22,008

12.	FINANCE LEASE OBLIGATION

The Company entered into several finance lease transactions in respect of pieces of equipment at the Phoenix Gold Project. The lease agreements have a sixty month term, carry an incremental borrowing rate of 4.5% and allow the Company to purchase the assets at the end of the term for a nominal amount.

	Less than 1 year	More than 1 year	Total
Total future minimum lease payments	$829	$3,149	$3,978
Less amount representing interest	(147)	(260)	(407)
Finance lease obligation	$682	$2,889	$3,571

13.	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation is for its Phoenix Gold Project. Closure and reclamation activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.

The current estimated value of the future liability is $2,263 (December 31, 2013 - $2,794).

The estimated closure costs of the Phoenix Gold Project, based on the current condition of the site, were inflation adjusted to the estimated date of site remediation, which is 15 years from December 31, 2014, and then discounted back to the year-end using an estimate of the Company’s risk free rate of 1.79% (2013 – 2.77%). Accretion of the discount during the year was recorded to interest expense. The revision to the value of the future liability, amounting to $(595) (2013 - $(639)), was recognized at year end with an offsetting amount deducted from exploration and evaluation assets.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

13.	PROVISION FOR CLOSURE AND RECLAMATION (continued)

Changes to this provision during the year are summarized as follows:
Balance January 1, 2013	$3,357
Accretion	76
Revision of estimate	(639)
Balance December, 31, 2013	2,794
Accretion	64
Revision of estimate	(595)
Balance December 31, 2014	$2,263

14.	SHARE CAPITAL

(a)	Share capital

Authorized share capital consists of unlimited common shares without par value.

(b)	Stock Options

The Company’s incentive stock option plan was approved by its shareholders on June 25, 2014.  The plan authorizes the Company to issue up to 7.25% of the number of issued and outstanding shares as incentive stock options to directors, officers, employees and consultants of the Company.  Pursuant to Toronto Stock Exchange rules, a stock option plan must be approved by the shareholders when adopted and thereafter any unallocated options under the plan must be approved by the shareholders every three years.

Under the plan, there are no required vesting terms for options.  The term of each grant shall be no greater than 10 years from the date of grant.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options:

	2014		2013
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Balance at beginning of year	15,320,230	3.59	13,815,826	3.80
Granted	4,690,000	1.48	3,041,100	1.87
Exercised(1)	-	-	(1,092,500)	1.08
Forfeited/expired	(3,067,800)	2.05	(444,196)	4.52
Outstanding at end of year	16,942,430	3.28	15,320,230	3.59
Exercisable at end of year	11,779,097	4.00	11,839,130	4.05

1 No options were exercised during the year ended December 31, 2014.  The weighted average share price at the time of exercise for the year ended December 31, 2013 was $2.23.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

14.  SHARE CAPITAL (continued)

The following is a summary of outstanding stock options:

December 31, 2014
Option Price Range	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
$1.13 - $1.46	680,000	1.22	4.16
$1.47 - $3.63	8,446,100	1.95	3.69
$3.64 - $4.53	3,169,030	3.99	1.87
$4.54 - $5.22	2,195,000	5.22	0.04
$5.23 - $5.80	2,452,300	5.80	1.04
Total Stock Options	16,942,430	3.28	2.51

The fair value of stock options granted during the year, has been estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	2014	2013
Weighted average share price	$1.30	$1.87
Weighted average exercise price	$1.48	$1.87
Risk-free interest rate	1.3%	1.3%
Expected life	3.7 Years	3.4 Years
Expected volatility	66%	59%
Expected dividend yield	0%	0%

The risk-free interest rate assumption is based on Canadian government bonds with terms matching the expected life of the stock options. The expected volatility assumption is based on the historical volatility of the Company’s share price on the Toronto Stock Exchange over the recent past period equal to the expected life of the stock options.

The weighted average measurement date fair value of options granted during 2014 was $0.55 (2013 - $0.80).

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the share price.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

Performance Stock Options

On June 6, 2012, the Company granted 1,400,000 stock options to an executive officer. Of the options granted, 400,000 stock options vested within 1 year of the grant date and the remaining 1,000,000 stock options (the “Performance Stock Options”) vest based on milestones related to certain of the Company’s objectives. As of December 31, 2014 500,000 of these Performance Stock Options are vested and 500,000 remain unvested. Subject to the vesting of these Performance Stock Options, the Performance Stock Options are exercisable at $2.94 per share for a period of five years from the date of grant.  These stock options are included in all the above stock option tables.

The fair value of the Performance Stock Options granted are estimated at the grant date using the Black Scholes option pricing model with the expense being recognized over the expected vesting term. The amount of expense recognized to subsequent period ends will be adjusted for any change in the estimated vesting period and any change to this expense will be recorded in the period of the change. The expense recorded relating to the Performance Stock Options during the year is $230 (2013 - $541).

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

14.   SHARE CAPITAL (continued)

(c)	Stock Appreciation Rights

The following is a summary of the changes in the Company’s outstanding stock appreciation rights (“SARS”):

	Year Ended December 31, 2014		Year Ended December 31, 2013
	Number of SARS	Weighted Average Exercise Price	Number of SARS		Weighted Average Exercise Price
			$		$
Balance at the beginning of the year	400,000	3.71		400,000		3.71
Granted	-	-		-		-
Exercised	-	-		-		-
Converted to stock options	-	-		-		-
Outstanding, end of the year	400,000	3.71		400,000		3.71
Exercisable, end of the year	400,000	3.71		400,000		3.71

The amount of cash payable under these stock appreciation rights will be an amount that will achieve the same after tax receipt of funds as the exercise of an equivalent number of stock options, followed by an immediate sale of the stock.  At December 31, 2014, the total liability outstanding for SARs calculated using the Black-Scholes option pricing model was $24 (December 31, 2013 - $35).

(d)	Public Offering

On March 12, 2014, the Company closed a public offering and issued 74,290,000 units consisting of one common share of the Company (“Share”) and one half of one common share purchase warrant (“Warrant”) at a price of $1.55 per unit (“Unit”) for total gross proceeds of $115,150.  Each whole Warrant gives the holder the right to purchase one Share in the Company for a price of $2.00 per Share, exercisable up to and including March 12, 2015.  The proceeds are inclusive of an overallotment option which was fully exercised on closing.

Unit issuance costs were $7,776 including an underwriter’s commission of 5% of the gross proceeds.

Proceeds and related issue costs of the offering have been allocated between Share Capital and Warrant Reserve based on the pro-rata value of the underlying share and half warrant of the unit.  For the purposes of this allocation a share value on closing of the offering of $1.52 a Share and a Black-Scholes calculated value of $0.175 for each half Warrant were used. The assumptions used to value the Warrant include an expected life of one year, 81.5% volatility, a risk free rate of 1.04% and expected dividends of $nil.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

14.   SHARE CAPITAL (continued)

(e)	Warrants

As a result of the public offering as outlined in Note 14 (d), the Company now has the following Warrants outstanding:

	December 31, 2014

	Number of Warrants	Weighted Average Exercise Price
		$
Balance at the beginning of the period	-	-
Granted	37,145,000	$2.00
Exercised	-	-
Outstanding, end of the period	37,145,000	$2.00
Exercisable, end of the period	37,145,000	$2.00

Each Warrant is exercisable for one common share.  All Warrants expired on March 12, 2015 unexercised.

(f)	Flow-Through Share Offering

On July 23, 2014, the Company closed a public flow-through share offering of 7,060,000 common shares on a “flow-through” basis under the Income Tax Act (Canada) at a price of $1.70 per flow-through share for aggregate gross proceeds of $12,002. $10,943 was recorded in share capital and the remaining $1,059 representing the implied premium was recorded as flow-through share premium liability. In connection with the offering, the Company incurred share issuance costs of $757 including an underwriter’s commission representing 5% of the gross proceeds. As at December 31, 2014, the Company had spent the full gross proceeds of the offering of $12,002 on eligible expenditures and the full amount of the flow-through share premium liability has been reversed. The expenditures were renounced to investors in February 2015 with an effective renunciation date of December 31, 2014.

15. GOLD STREAM FACILITY

On February 10, 2014, the Company entered into a Gold Stream Facility with Royal Gold pursuant to which the Company agreed to sell an equivalent of 6.30% of future gold production from the Phoenix Gold Project to Royal Gold to a maximum of 135,000 ounces of gold and then 3.15% thereafter. In consideration, Royal Gold will pay US$75,000 to the Company as a deposit on the purchase price. As at December 31, 2014, the Company had received US$62,596 of the deposit. Rubicon received the remaining amounts on February 23, 2015.

Upon delivery of gold to Royal Gold, Royal Gold will pay the current market price on the first 135,000 ounces by way of allocation of the deposit to satisfy 75% of the payment.  In addition, the Company will receive a cash payment equal to 25% of the spot gold price. After the deposit has been drawn down to nil, Royal Gold will make a cash payment for all future gold deliveries equal to 25% of the spot gold price.

Upon expiry of the 40-year term of the agreement, any balance remaining unpaid relating to the deposit shall be refunded to Royal Gold.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

15. GOLD STREAM FACILITY (continued)

Repayment of the deposit is secured against the assets of the Phoenix Gold Project. Rubicon has the right to raise up to US$100,000 of debt financing that will rank in priority to the Gold Stream Facility deposit. In the event that Royal Gold’s interest is subordinated to more than US$50,000 of debt, Royal Gold’s additional cash payments for gold deliveries will be reduced from 25% of market price by 5.4% multiplied by the amount of the senior debt outstanding and drawn in excess of US$50,000 divided by US$50,000.

The following is a summary of the changes in the Company’s Gold Stream Facility:

December 31, 2014
$
Balance, as at January 1, 2014	-
Funds advanced during the year	69,901
Fair value adjustments recorded in the year:
Foreign exchange	2,723
Other fair value adjustments	313
Balance, as at December 31, 2014	72,937

Other fair value adjustments represent the net effect on the Gold Stream Facility of changes in the variables included in the Company’s valuation model between the date of receipt of funds and the reporting date. These variables include loan accretion, risk free interest rate, forward gold price forecast, Company specific credit spread and expected gold ounces to be delivered.

As the Gold Stream Facility is denominated in US dollars, foreign exchange represents the effect of the change in the CAD/USD exchange rate between the date of receipt of funds and the reporting date.

16.	INCOME TAXES

The following is a reconciliation of income taxes at statutory rates:

	2014	2013
	$	$
Net loss for the year, before taxes	(12,239)	(8,344)
Blended statutory tax rate	26.5%	26.5%
Expected income tax recovery	3,243	2,211
Net adjustment for current, deductible and non-deductible amounts:
Non-deductible amounts	(152)	(566)
Adjustment to prior years	(16)	2,272
Change in unrecognized tax assets	(1,919)	(3,756)
Tax effect of renounced flow-through share expenditures	(3,181)	-
Amortization of flow-through share premiums	1,059	-
Share issue costs	2,051	1
Other	(1)	(1)
Income tax recovery (expense), net	1,084	161

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

16.	INCOME TAXES (continued)

The significant components of the Company’s deferred  tax assets (liabilities) are as follows:

	2014	2013
	$	$
Deferred income tax assets recognized:
Tax loss Carry-forwards	-	-
Equipment and intangible tax pools in excess of carrying value	1,925	1,268
Share issue costs and other	3,572	1,941
Deferred income tax assets recognized	5,497	3,209

Deferred income tax liabilities recognized:
Net mineral property carrying amounts in excess of tax pools	(5,497)	(3,234)
Deferred income tax liabilities recognized	(5,497)	(3,234)

Net deferred income tax liability recognized	-	(25)

Deferred income tax assets not recognized:
Equipment and intangible tax pools in excess of carrying value	-	703
Tax loss carry-forwards	13,328	10,706
Total unrecognized deferred income tax asset	13,328	11,409

The Company has Canadian non-capital losses of approximately $37,203 (2013 - $25,997), and $8,245 (2013 - $8,573) of US non-capital losses which are available to reduce future taxable income and which expire between 2015 and 2034. Subject to certain restrictions the Company also has mineral property expenditures of approximately $351,532 (2013 – $275,171) available to reduce taxable income in future years. In addition to the above, as at December 31, 2014, the Company had investment tax credits of approximately $32,998 (2013 - $25,350) that have not been recognized and expire between 2029 and 2035.

All deferred tax liabilities and assets are expected to be recovered after more than 12 months.

The movement in the net deferred income tax liability was as follows:

	2014	2013
	$	$
At January 1	(25)	(186)
Exchange differences	25	161
At December 31	-	(25)

17.	RELATED PARTY TRANSACTIONS

Key management personnel compensation

Compensation	2014	2013
	$	$
Short-term employee benefits	2,935	3,000
Termination benefits	529	2,025
Share-based payments	1,184	1,793
	4,648	6,818

Key management personnel include the Company’s directors and officers.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

18.  CONSULTING AND PROFESSIONAL FEES

Consulting and professional fees as at December 31, 2014 include $2,128 (2013 $nil) related to advisory and negotiation fees with respect to the Gold Stream Facility disclosed in note 15.

19.	GENERAL AND ADMINISTRATIVE

	2014	2013
	$	$
Insurance	400	412
Office and rent	814	537
Transfer agent and regulatory filing fees	377	354
Travel and accommodation	563	461
Other	8	8
Total	2,162	1,772

20.  INVESTOR RELATIONS

	2014	2013
	$	$
Salaries and benefits	341	434
Travel and accommodation	109	79
Shareholder communication	119	156
Other	20	48
Total	589	717

21.	COMMITMENTS AND CONTINGENCY

(a)
At December 31, 2014, the Company has the following lease, rental and contractual commitments, made for the Company’s office premises, staff accommodations and various contractual obligations made for the acquisition of equipment and to further develop the Company’s Phoenix Gold project:

	December 31 2014	December 31 2013
Less than 1 year	$24,720	$6,361
Between 1 and 2 years	1,336	256
Total	$26,056	$6,617

(b)
The Company is required to make certain cash payments, incur exploration costs and pay certain advance royalty amounts (note 10) to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

21.	COMMITMENTS AND CONTINGENCY (continued)

(c)
On December 12, 2012, the Company noted that it had been named in a petition brought by Wabauskang First Nation (“WFN”) for judicial review focused on the Province of Ontario’s authority to approve a production closure plan of the Phoenix Gold Project and challenging the discharge of the duty to consult.  On August 28, 2014 the Ontario Divisional Court announced it had dismissed the application brought by WFN.  On November 24, 2014 the Company announced that it had entered into a Settlement Agreement (the “Settlement”) and an Exploration and Accommodation Agreement (“EAA”) with WFN.

Under the Settlement, WFN has agreed to discontinue its appeal against Rubicon regarding the August 28, 2014 decision made by the Ontario Divisional Court to dismiss the application for judicial review in respect of Rubicon's production closure plan for its fully-permitted Phoenix Gold Project.  In turn, an EAA has been signed and terms of a potential benefits agreement are outlined in the Settlement.

22.	SEGMENTED INFORMATION

The Company conducts its business as a single operating segment being the mining business in North America.  All assets, liabilities and operating activities are based in Canada with the exception of the Company’s Nevada based mineral properties which are disclosed in note 10.  Investment revenues were earned principally from Canadian source.

23.	SUPPLEMENTAL CASH FLOW AND NON-CASH ACTIVITIES

Cash and cash equivalents are comprised of the following:

	December 31 2014	December 31 2013
Cash	$8,850	$7,501
Government of Canada treasury bills, provincial government promissory notes, and bank guaranteed investment certificates on high interest savings accounts.	111,314	60,327
	$120,164	$67,828

The Company has excluded from net cash from (used in) investing activities for the twelve months ended December 31, 2014, changes in accounts payable relating to exploration and evaluation expenditures of $18,619 (December 31, 2013 – $14,654) and property, plant and equipment expenditures of $17,744 (December 31, 2013 – $5,547). Other non-cash items excluded from net cash from (used in) investing activities for the twelve months ended December 31, 2014 include $146 (December 31, 2013 – $219) recorded in exploration and evaluation expenditures for stock-based compensation awarded to personnel working on mineral properties and $2,392 (December 31, 2013 – $1,755) recorded in exploration and evaluation expenditures for depreciation.

24.	SUBSEQUENT EVENTS

(a)	Power Agreement

Subsequent to end of the year the Company entered into certain agreements necessary to secure the remaining hydroelectric grid power requirements for the Phoenix Gold Project once it enters production.  The cost to the Company as a result of these agreements is dependent on a number of factors including the cost to construct the required power line upgrades.  We estimate the cost to the Company as a result of these agreements will be between $9,300 and $23,100, with the most likely amount being $13,900, of which $600 is expected to paid in 2015 with the balance being settled between 2016 and 2018.  The Company will be required to post security of $9,600 to secure these expected obligations.  The security will be released once the obligations are satisfied.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

24.	SUBSEQUENT EVENTS (continued)

(b)	Flow-Through Share Offering

On March 18, 2015, the Company announced that it had entered into an agreement with a syndicate of underwriters, under which the underwriters agreed to buy on a bought deal basis by way of private placement, 19,600,000 flow-through common shares of the Company, at a price of $1.28 per flow-through share for gross proceeds of $25,088. In addition, the Company also granted the underwriters an option, exercisable up to 48 hours prior to the closing of the offering, to purchase up to an additional 4,000,000 flow-through common shares for additional gross proceeds of up to $5,120 (resulting in aggregate of gross proceeds of up to $30,208). The gross proceeds from the offering will be used to incur eligible Canadian Exploration Expenses.  Share issue costs of the offering are expected to be approximately 5% of gross proceeds, inclusive of an underwriters’ commission.  The offering is expected to close on or about April 9, 2015.